FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

MeadWestvaco Corporation Savings
and Employee Stock Ownership Plan for
Bargained Hourly Employees

Exact name of registrant
as specified in charter

0001159297

Registrant CIK Number

11-K FOR 12-31-05

Electronic report, schedule or
registration statement of which
the documents are a part (give period
of report)

1-31215

SEC file number, if available

MeadWestvaco Corporation

Name of Person Filing the Document
(If Other than the Registrant)

[redacted]

06040769

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, June 28 2006

MeadWestvaco Corporation Savings and
Employee Stock Ownership Plan
for Bargained Hourly Employees
(Registrant)

By: [signature]

E. Mark Rajkowski
Chairman of the Benefit Plans Investment
Policy Committee,
MeadWestvaco Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2005

MEADWESTVACO CORPORATION
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
FOR BARGAINED HOURLY EMPLOYEES
(Full title of the Plan)

MEADWESTVACO CORPORATION
One High Ridge Park
Stamford, CT 06905
Telephone: 203-461-7400
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive offices)

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees ("Plan"):

Financial Statements and Exhibits		Page No.
1.	Report of Independent Registered Public Accounting Firm	F-1
2.	Statements of Net Assets Available for Benefits at December 31, 2005 and December 31, 2004	F-2
3.	Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2005	F-3
4.	Notes to Financial Statements	F-4
5.	Supplemental Schedule:* Schedule of Assets (Held at End of Year) at December 31, 2005	xx
6..	Consent of Independent Registered Public Accounting Firm	E-1

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
The Turning Basin
111 Virginia Street, Suite 300
Richmond VA 23219-4123
Telephone (804) 697 1900
Facsimile (804) 697 1901
www.pwc.com

Report of Independent Auditors

To the Participants and Administrator of
MeadWestvaco Corporation Savings and Employee Stock
Ownership Plan for Bargained Hourly Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees (the "Plan") at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Richmond, Virginia
June 16, 2006

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005	December 31, 2004
Investments:		
Investment in the MeadWestvaco Corporation Master Trust, at fair value	$254,353,422	$402,301,587
Contributions Receivable:		
Employer	53,032	144,721
Participants	144,391	503,940
Total receivables	197,423	648,661
Net assets available for benefits	$254,550,845	$402,950,248

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended

	December 31, 2005
Additions:	
Contributions:	
Participants	$ 23,251,230
Employer	10,398,310
Total additions	33,649,540
Deductions:	
Interest in net earnings of MeadWestvaco Corporation Master Trust	(16,830,243)
Withdrawals and distributions to participants	(29,162,261)
Withdrawals and distributions to participants attributable to the Papers Disposition (Note 10)	(134,928,320)
Total deductions	(180,920,824)
Net decrease in assets prior to transfer	(147,271,284)
Transfer out	(1,128,119)
Net decrease in assets after transfer	(148,399,403)
Net assets available for benefits:	
Beginning of year	402,950,248
End of year	$254,550,845

The accompanying notes are an integral part of these financial statements.

F-3

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan

Organization and Administration

The MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Paid Employees (the "Plan") is a defined contribution plan. The Northern Trust Company is the Plan's Trustee (the "Trustee"). The Plan is administered by the Benefit Plans Administration Committee and the Benefit Plans Investment Policy Committee, both of which are appointed by the Chief Executive Officer of MeadWestvaco Corporation (the "Company"). Plan participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility and Vesting

Generally, all MeadWestvaco Corporation bargained hourly employees are eligible to participate in the Plan. All participants vest immediately in participant contributions and Company matching contributions.

Contributions

Any eligible bargained hourly employee, after completion of the applicable probationary period, can make contributions to the Plan of up to 50% of eligible compensation (straight-time earnings) in increments of 1%. Contributions may be (1) a before-tax, which are not considered to be current taxable income of the contributing participant, (2) an after-tax, which are considered to be current taxable income of the contributing participant; or (3) a combination of before-tax and after-tax. Additionally, beginning at age 50, catch-up contributions can be made up to a maximum of $4,000 for 2005. Under the Tax Reform Act of 1986, participants meeting the definition of highly-compensated employees are limited by certain rules set forth by the Internal Revenue Service (IRS) as to the percentage of eligible compensation that they can defer. The Plan also allows for employees who had tax deferred savings accounts with another employer to roll their funds into the Plan. Such funds can be rolled over directly from the other employer's plan, or from an Individual Retirement Account (IRA) into which the employee had already deposited such funds.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Continued

Participants may change their contribution levels as often as desired. Contributions are subject to certain limitations. The Company makes monthly cash contributions at a determined percentage of eligible compensation as specified in applicable participant collective bargaining agreements. The Board of Directors of the Company may adjust the match percentage and may approve additional Company contributions at its discretion. Company contributions are invested in the MeadWestvaco Stock Fund. The Company made no additional discretionary contributions during the plan year.

Investments and Account Balances

Plan participants who contribute to the Plan may choose from among 17 funds in which to invest. The MeadWestvaco Retirement Savings Master Trust (the "Master Trust"), which was established on May 1, 1999, holds the assets of the Plan and the Company's Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees. Allocations of investment earnings are based on account balances, as defined. The Plan allows for diversification, within limits, of Company contributions made to the MeadWestvaco Stock Fund, beginning at age 55.

Withdrawals

Under certain circumstances, a participant may request a withdrawal from his or her account subject to certain requirements. The minimum amount for an in-service withdrawal is $1,000. Withdrawals are generally paid in cash, but withdrawals from the MeadWestvaco Stock Fund are allowed in cash, shares, or a combination of both at the discretion of the participant. Distributions are based on the fair value of the participant's account as of the valuation date.

In-service withdrawals may be taken by participants at any time while employed by the Company. In-service withdrawals can come from: a) an after-tax rollover account; b) an after-tax contribution account, provided that after-tax contributions made on or after January 1, 2003, that have been matched, will not be eligible for withdrawal for a period of 24 months following

Note 1 - Continued

their investment in the Plan; c) a before-tax rollover account; d) an account that includes pre-May 1998 Company matching contributions made on the participant's behalf if the participant was an employee of The Mead Corporation before January 1, 2003, and e) an account that includes pre-2003 Company matching contributions made on the participant's behalf if the participant was an employee of Westvaco Corporation before January 1, 2003, except that withdrawals from this sub-account may be taken only once every 36 months.

At age 59½, portions of an account balance, including before-tax contributions, may be withdrawn without penalty subject to the minimum withdrawal amount.

Hardship withdrawals are allowed for an immediate and heavy financial need as specified by the Internal Revenue Code (IRC) of 1986 only after all other resources, including Plan loans and withdrawals, have been exhausted. The amount of the withdrawal may not exceed the amount needed to satisfy the hardship plus any taxes, including penalty taxes or other fees, on the withdrawal.

Hardship withdrawals are paid out in cash only and are taken first from an account that includes prior ESOP contributions and then from the participant's before-tax contribution account. If a hardship withdrawal is taken, contributions are suspended for six months.

A participant terminating employment with the Company for any reason may elect to receive a distribution of the entire value of his or her vested amounts at any time, or may elect to retain his or her accounts in the Plan in full until the attainment of age 70½, if the balance is $1,000 or greater. Terminated employees who leave their account balances in the Plan may take four partial distributions per year on either a non-scheduled or a periodic basis. The minimum withdrawal amount is $1,000 or the total value of the participant's account balance, whichever is less.

Note 1 - Continued

Transfers

Net transfers are due to employees moving from the Plan to the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees.

Loans

Participants who are current employees of the Company may obtain loans for any reason. Loans are limited to the lesser of $50,000 or 50% of the vested value of a participant's accounts with a minimum loan amount of $1,000. Prior to October 1, 1997, the Trustee obtained funds for loans to participants from other lending institutions.

For loans issued on or after October 1, 1997, a participant's vested accounts in the Plan are the source of the funds for a loan. Repayments, including interest at a rate of one percent above the prime rate, established at the time of loan origination, are reinvested in a participant's vested accounts, in accordance with the participant's current investment election. Repayments are generally made through payroll deductions.

Participants are restricted to two outstanding loans at any time, only one of which may be for the purchase of a primary residence. Loan terms range from 1-5 years except for loans for the purchase of a primary residence which may be for up to 15 years.

Employees of Westvaco Corporation who had three loans outstanding prior to January 1, 2003, may continue to repay all three loans under the original terms. Once one loan is paid off, the two-loan limit applies.

Note 1 - Continued

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan or a determination by the Board of Directors to never again contribute to the Plan, Plan assets shall be distributed in accordance with the Plan document.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates and Assumptions

In accordance with accounting principles generally accepted in the United States of America, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Allocation of Units of the Master Trust

Each month, the value of each individual plan's investment in the Master Trust is determined by specific contributions to that plan, net of withdrawals and distributions, and a proportionate allocation of Master Trust earnings. The Plan's interest in Master Trust earnings is comprised of interest and dividend income and the net appreciation (depreciation) in the fair value of investments. Net appreciation (depreciation) in the fair value of Master Trust investments consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. The allocation

F-8

Note 2 - Continued

percentage of these earnings is calculated on the monthly valuation date by dividing the current plan's fund balance, by the consolidated fund balance of both plans participating in the Master Trust.

Security Transactions and Valuations

The Master Trust's investments are stated at fair value, with the exception of its synthetic guaranteed investment contracts, which are stated at contract value. Security transactions of the Master Trust are accounted for on the trade date. Investments in the Company's stock are valued at fair value based on the closing price on the valuation date as reported on the New York Stock Exchange. Investments in mutual funds listed on national securities exchanges are valued at fair value based on the sales price per the fund company, which is reported on composite listings on the valuation date. Investments in common collective trusts are stated at fair value based on net asset value. Short term investments are stated at cost which approximates fair value. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Participant loans are valued at their outstanding balances, which approximate fair value.

Participant Account Valuation

Participant account balances are valued under the Unit Value Accounting method. The value of a unit is determined by dividing the net assets of each fund at each valuation date by the total number of outstanding units. This number of units is then adjusted by each participant's contributions, transfers, withdrawals and distributions based upon the unit value as of the valuation date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts reported in the statement of net assets available for benefits.

Note 2 - Continued

Payment of Benefits

Benefits are recorded when paid.

Expenses

Trustee fees and expenses, audit fees, and blanket fidelity insurance are paid by the Company. Administrative expenses are paid by the Company, net of adjustments to expenses of certain funds. Expenses related to the purchase and sale of securities including commissions, fees and stock transfer taxes are paid by the Master Trust and are netted with the cost of the purchases or the proceeds from the sales.

Note 3 - Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated June 25, 2004 that the Plan and related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the most recent determination letter, the Plan Administrator believes the Plan and Master Trust are currently designed and being operated in compliance with the requirements for income tax exemption under the IRC. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.

Note 4 - Investments

The following investments represent five percent or more of the Plan's net assets as of December 31, 2005 and December 31, 2004:

	December 31, 2005	December 31, 2004
Investment in the MeadWestvaco Corporation Master Trust	$254,353,422	$402,301,587

Note 5 - Investment in the Master Trust

At December 31, 2005, the Plan's specific interest in the net assets of the Master Trust was 25.8% (30.8% at December 31, 2004). Net assets of the Master Trust at December 31, 2005 and 2004, are as follows:

	December 31, 2005	December 31, 2004
Common Stock - MeadWestvaco (December 31, 2005: 14,892,559 shares; December 31, 2004: 17,023,982 shares)	$417,438,429	$ 576,942,750
Registered investment companies	260,837,303	446,247,390
Common collective trusts	173,645,322	237,896,746
Synthetic GICs	101,166,798	-
Participant loans	33,432,803	43,302,117
Total investments	986,520,655	1,304,389,003
Net receivable	252,105	403,667
Total assets	$986,772,760	$1,304,792,670

The Master Trust's synthetic guaranteed investment contracts (synthetic GICs), which are held in the Stable Value Fund, consist of investments in high quality fixed income securities or mutual funds and collective investment trust funds investing in high quality fixed income securities. The contracts ("wrapper contracts") are credited with earnings on the underlying investments and charged for Plan withdrawals and wrapper fees. The contracts are included in the financial statements at contract value because they are fully benefit responsive. The crediting interest rate is based on an agreed-upon formula with the contract issuer, and is adjusted quarterly to reflect the performance of the underlying investment securities. The average yield for the period approximated 4.43% for AIG and 4.41% for State Street Bank synthetic GICs. For synthetic GICs, fair value is equal to the market value of the underlying security plus any accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Note 5 - Continued

	Maturity Date	Crediting interest %	Contract Value	Fair Value	Wrapper Value
AIG - Financial Product Contract #625972 Dwight Target 2 Fund	12/07	4.54%	$ 31,120,285	$30,746,520	$ 373,765
State Street Bank Contract #105007 Dwight Target 2 Fund	12/07	4.58%	31,117,621	30,743,888	373,733
AIG - Financial Product Contract #625972 Dwight Target 5 Fund	12/10	4.54%	19,465,279	19,231,495	233,784
State Street Bank Contract #105007 Dwight Target 5 Fund	12/10	4.58%	19,463,613	19,229,848	233,765
			$101,166,798	$99,951,751	$1,215,047

Participant loans related to the Plan that were included in Master Trust assets totaled $17,146,045 and $23,890,497 at December 31, 2005 and 2004, respectively.

The net earnings of the Master Trust during the year ended December 31, 2005 (including gains and losses on investments bought and sold, as well as held during the year) resulted from the following:

Interest and dividend income	$ 26,887,592
Net appreciation (depreciation) in fair value of investments:	
Common stock - MeadWestvaco	(98,758,248)
Registered investment companies	19,399,920
Common collective trusts	3,229,063
Net earnings of the Master Trust	$(49,241,673)

Note 6 - Non-Participant Directed Investments of the Master Trust

Information about the net assets and the significant components of the change in net assets relating to the MeadWestvaco Stock Fund at December 31, 2005 and 2004, and for the year ended December 31, 2005 are shown below. Due to the inability to separate participant directed transactions from non-participant directed transactions, all activity of the MeadWestvaco Stock Fund has been included.

	December 31, 2005	December 31, 2004
Net assets:		
Short term investments	$ 10,016,861	$ 19,457,154
Common stock - MeadWestvaco	417,438,429	576,942,750
	$427,455,290	$596,399,904
Changes in net assets:		
Contributions	$ 37,799,108	
Dividend and interest income	15,238,965	
Net depreciation in fair value	(98,758,248)	
Transfers out	(7,549,131)	
Withdrawals and distributions	(115,675,308)	
	$(168,944,614)	

Note 7 - Related Party

Certain Plan investments are shares of mutual funds managed by The Northern Trust Company ("Northern Trust"). Northern Trust is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, participants have the option of investing in MeadWestvaco common stock. There were purchases of 316,611 shares of MeadWestvaco common stock by the Master Trust totaling $9,190,436, and distributions of 2,448,034 shares of totaling $70,592,553 for the year ended December 31, 2005.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31, 2005	December 31, 2004
Net assets available for benefits per the financial statements	$254,550,845	$402,950,248
Less: Amounts allocated to withdrawing participants	(13,202)	(5,084)
Net assets available for benefits per Form 5500	$254,537,643	$402,945,164

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

	December 31, 2005
Benefits paid to participants per the financial statements	$164,090,581
Add: Amounts allocated to withdrawing participants at December 31, 2005	13,202
Less: Amounts allocated to withdrawing participants at December 31, 2004	(5,084)
Benefits paid to participants per Form 5500	$164,098,699

Note 9 - Other Matters

The Financial Accounting Standards Board (FASB) released final accounting guidance on December 29, 2005. The FASB Staff Position (FSP) (AAG INV-1 and Statement of Position 94-4-1), Reporting of Fully Benefit – Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined - Contribution Health and Welfare and Pension Plans recognizes contract value as the relevant measurement attribute for fully benefit-responsive investment contracts held by a commingled fund or in a separate account, which is consistent with current industry practice. The FSP establishes enhanced financial statement presentation standards and enhanced disclosure statements for periods ending after December 15, 2006.

Note 10 - Papers Disposition

On January 14, 2005, the Company entered into an agreement to sell its printing and writing papers business and related assets to NewPage Corporation, an affiliate of Cerberus Management LLC, a private investment firm (the "Disposition"). The sale closed on April 30, 2005.

Participants affected by the Disposition were allowed to take distributions from the Plan or roll their account balances to the NewPage Savings Plan.

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES

(Employer Identification Number 31-1797999)

SCHEDULE H, LINE 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

a.	b.	c.	d.	e.
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Participant loans	Notes receivable with repayments terms of 1 -15 years and interest rates of 5.0% - 10.75%.	-	$17,146,045

*Denotes party-in-interest

XX

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-81642 and No. 333-116860) of MeadWestvaco Corporation of our report dated June 16, 2006 relating to the financial statements and supplemental schedule of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Richmond, Virginia
June 28, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the MeadWestvaco Corporation Benefit Plans Investment Policy Committee and Benefit Plans Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES

By ______________________
E. Mark Rajkowski
Chairman of the Benefit Plans Investment Policy Committee

By ______________________
Maria P. Rasmussen
Chairperson of the Benefit Plans Administration Committee

By ______________________
Eric J. Lancellotti
Plan Administrator

Date: June 28, 2006